UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                            Daka International, Inc.
         ---------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
        ----------------------------------------------------------------
                         (Title of Class of Securities)


                                    234068203
                          -----------------------------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 4 Pages

CUSIP No. 234068203             13G                            Page 2 of 4 Pages




1.          NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Barrow, Hanley, Mewhinney & Strauss, Inc.
                     75-2403190


                                                                        (a) [  ]
2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*



                                                                        (b) [  ]
3.          SEC USE ONLY

4.          CITIZENSHIP OR PLACE OF ORGANIZATION

                     A Nevada corporation
                             5.     SOLE VOTING POWER
NUMBER OF                                Not Applicable
SHARES
BENEFICIALLY                 6.     SHARED VOTING POWER
OWNED BY                                 Not Applicable
EACH
REPORTING                    7.     SOLE DISPOSITIVE POWER
PERSON                                   Not Applicable
WITH
                             8.     SHARED DISPOSITIVE POWER
                                         Not Applicable

9.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              Not Applicable

10.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES*                                                 [  ]

11.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                              Not Applicable

12.         TYPE OF REPORTING PERSON*
                              IA


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 2 of 4 Pages

                                  SCHEDULE 13G
                                  ------------


Item 1(a)      Name of Issuer:
                       Daka International, Inc.

     1(b)      Address of Issuer's Principal Executive Offices:
                       One Corporate Place
                       56 Ferncroft Rd.
                       Danvers, MA 01923

Item 2(a)      Name of Person Filing:
                       Barrow, Hanley, Mewhinney & Strauss, Inc.

     2(b)      Address of Principal Business Office or, if none, Residence:
                       One McKinney Plaza
                       3232 McKinney Avenue, 15th Floor
                       Dallas, TX  75204-2429

     2(c)      Citizenship:
                       A Nevada corporation

     2(d)      Title of Class of Securities:
                       Common Stock

     2(e)      CUSIP Number:
                       234068203

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b):
                       The reporting person is an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item 4         Ownership:

     4(a)   Amount beneficially owned:
                       Not Applicable

     4(b)   Percent of Class:
                       Not Applicable

     4(c)   Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote:
                                Not Applicable

               (ii) shared power to vote or to direct the vote:

                                Page 3 of 4 Pages

                                Not Applicable

               (iii) sole power to dispose or to direct the disposition of:
                                Not Applicable

               (iv) shared power to dispose or to direct the disposition of:
                                Not Applicable

Item 5         Ownership of Five Percent or Less of a Class:
                       If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: X

Item 6         Ownership of More than Five Percent on Behalf of Another Person:
                       Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding
               Company:
                       Not Applicable.

Item 8         Identification and Classification of Members of the Group:
                       Not Applicable.

Item 9         Notice of Dissolution of Group:
                       Not Applicable.

Item 10        Certification:

               By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                           BARROW, HANLEY, MEWHINNEY &
                                           STRAUSS, INC.


                                           By:  /s/ Bryant M. Hanley, Jr.
                                              ------------------------------
                                              Name:  Bryant M. Hanley, Jr.
                                              Title: President

February 12, 1998

                                Page 4 of 4 Pages